JUPITERS LIMITED ABN 78 010 741 045 Level 9, Niecon Tower 17 Victoria Avenue PO Box 1400 Broadbeach QLD 4218 Australia Telephone 07 5584 8900 Facsimile 07 5538 6315

COMMENCEMENT OF MERGER DISCUSSIONS

The Boards of Jupiters Limited (Jupiters) and UNiTAB Limited (UNiTAB) have today agreed to the commencement of initial discussions towards a proposed merger of equals between Jupiters and UNiTAB.

At this stage it is uncertain whether these discussions will result in an agreement to pursue a merger. Shareholders will be kept informed of any material developments in relation to the discussions. Any transaction would be subject to the approval of the shareholders of both companies and of the Treasurer and Government of Queensland.

This announcement is made to enable Jupiters to meet its obligations under Chapter 6 of the Corporations Act with respect to its outstanding offer for Breakwater Island Trust units.

16 December 2002

Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 20,000 investors in ordinary shares, over 5,100 Jupiters RPS securityholders and employs over 5,000 staff.